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November 28, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Files Amended Technical Reports

Vancouver, BC - Timmins Gold Corp. (“Timmins Gold” or the “Company”) (TSX:TMM, NYSE MKT:TGD) announces that it has filed updated technical reports for each of the San Francisco Mine and Ana Paula Project. These reports were filed in connection with the financing announced on November 10, 2016 and include disclosure intended to bring the reports into compliance with National Instrument 43-101. The estimates of mineral reserves and resources contained in the previous versions of the technical reports have not changed and in the Company’s view, none of the changes made in either technical report are material to the assets or operations of the Company.

The updated Technical Reports titled, “NI 43-101 FI Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” and “Preliminary Economic Assessment on the Ana Paula Project, Guerrero State, Mexico” are available on SEDAR (www.sedar.com) and on Timmins Gold’s web site at, www.timminsgold.com under the section titled, Investors - Technical Reports. The disclosure in this press release was reviewed and approved by Mr. Taj Singh, M.Eng, P.Eng, a Vice-President of the Company, who is recognized as a Qualified Person under the guidelines of NI 43-101.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco Mine in Sonora, and the development stage Ana Paula Project in Guerrero. The Company also has a portfolio of other exploration properties, all of which are in Mexico.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-638-8980
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities to be sold in the offering in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Cautionary Note to United States Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of any economic studies beyond Preliminary Economic Assessment.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.